SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, DC 20549

                         FINAL AMENDMENT TO
                           SCHEDULE 13E-4
                    ISSUER TENDER OFFER STATEMENT
                (PURSUANT TO SECTION 13(e)(1) OF THE
                  SECURITIES EXCHANGE ACT OF 1934)

                    OTTAWA FINANCIAL CORPORATION
                          (NAME OF ISSUER)

                    OTTAWA FINANCIAL CORPORATION
               (NAME OF PERSON(S) FILING STATEMENT)

                            WARRANTS
                  (TITLES OF CLASSES OF SECURITIES)

                             689391118
              (CUSIP NUMBERS OF CLASSES OF SECURITIES)


                         DOUGLAS J. IVERSON
                    OTTAWA FINANCIAL CORPORATION
                          245 CENTRAL AVENUE
                       HOLLAND, MICHIGAN 49423
               (NAME, ADDRESS AND TELEPHONE NUMBER OF
               PERSON AUTHORIZED TO RECEIVE NOTICES AND
               COMMUNICATIONS ON BEHALF OF THE PERSON(S)
                           FILING STATEMENT)

                            WITH COPIES TO:

                        JAMES S. FLEISCHER, P.C.
                         DAVE M. MUCHNIKOFF, P.C.
                     SILVER, FREEDMAN & TAFF, L.L.P.
                         1100 NEW YORK AVENUE
                        WASHINGTON, D.C. 20005
                              (202) 414-6100
                            December 24, 1998
                  (DATE TENDER OFFER FIRST PUBLISHED,
                   SENT OR GIVEN TO SECURITY HOLDERS)


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

     This Schedule 13E-4 relates to an offer by Ottawa Financial Corporation, a Delaware corporation (the "Company"), upon the terms and conditions set forth in the Offering Circular dated December 24, 1998 (the "Offering Circular"), a copy of which was filed as Exhibit (a)(2) to such Schedule 13e-4, to exchange for each outstanding warrant to purchase 1.21 shares of the Company's common stock, par value $.01 per share (the "Common Stock") at a purchase price of $14.46 per share, as adjusted, through February 13, 1999 ("Warrants"), at the holder's option, either (i) 0.44 shares of the Company's Common Stock or (ii) $10.03 in cash (the "Exchange Offer"). The Exchange Offer was not conditioned upon the exchange of a minimum number of Warrants.

     An aggregate of 382,124 Warrants (representing approximately 85.9% of the Warrants outstanding) were validly tendered for exchange and not withdrawn pursuant to the Exchange Offer. The Company has accepted for exchange all validly tendered Warrants. Of the 382,124 Warrants tendered for exchange, holders of 373,138 Warrants elected to receive Company Common Stock (resulting in the issuance of 164,181 shares of Common Stock) and holders of 8,986 Warrants elected to receive cash (resulting in the payment of $90,130 in cash).

Item 9.  Material to be Filed as Exhibits.

         (a)(9)   Press Release dated February 4, 1999.

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

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         OTTAWA FINANCIAL CORPORATION



Date: February 4, 1999                  By:       /s/ Douglas J. Iverson
                                                  ----------------------
                                        Name:     Douglas J. Iverson
                                        Title:    Vice Chairman and Chief
                                                    Executive Officer

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






                                 EXHIBIT (a)(9)


Contact: Douglas J. Iverson
Chief Executive Officer
Ottawa Financial Corporation
(616) 393-7000

Jon W. Swets
Chief Financial Officer
(616) 224-2841

                              FOR IMMEDIATE RELEASE

                            WARRANT EXCHANGE OFFER BY
                     OTTAWA FINANCIAL CORPORATION SUCCESSFUL

     HOLLAND, MICHIGAN, February 4, 1999 -- OTTAWA FINANCIAL CORPORATION (NASDAQ: OFCP) announced today that it had accepted tenders for approximately 86% of its warrants to purchase 1.21 shares of Company common stock at $14.46 per share pursuant to an exchange offer that expired on Tuesday, January 26, 1999 at 5:00 p.m. New York City time. Ottawa Financial Corporation has issued 164,181 shares of its common stock and paid $90,130 in cash pursuant to the exchange offer. After the transaction, there are 5.6 million shares of common stock outstanding.

     The warrants were issued in connection with the Company's 1996 acquisition of AmeriBank Federal Savings Bank. Holders of warrants were offered a choice of either 0.44 shares of common stock or $10.03 in cash for each warrant. The exchange offer was not conditioned upon the exchange of a minimum number of warrants.

     The Company noted that the results of the exchange offer are a positive step in reducing the amount of cash which may be received and the number of shares of common stock that could be issued pursuant to an exercise of the warrants. Mr. Iverson stated "We are pleased with the results of the exchange offer. The Company is constantly exploring ways to maximize value to our stockholders, and avoiding the issuance of a significant number of shares of common stock pursuant to the exercise of the warrants prevents unnecessary dilution."

     AmeriBank operates 26 retail banking offices located in six counties in Western Michigan. The Bank provides a variety of financial services, including various business banking products and services, as well as personal financial planning and mutual fund and annuity products. The Corporation had $938.0 million in assets and $73.4 million in stockholders' equity as of December 31, 1998.


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